

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2025

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Webull Corporation**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed January 30, 2025**
> **File No. 333-283635**

Dear Anquan Wang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-4

General

1. Please confirm your understanding in writing that:
    - our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.
    - declaring the filing effective does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company's practices.

 Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Christian O. Nagler